UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                        SPECIALTY TELECONSTRUCTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   847517 10 9
                         ------------------------------
                                 (CUSIP Number)


                               Tommie R. Carpenter
                               4740 Ridge Drive Ne
                               Salem, Oregon 97303
                                 (503) 393-3889
 ------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  June 28, 1997
                         -------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 847517 10 9

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tommie R. Carpenter
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      OO
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF               2,380,000
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               2,380,000
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,380,000
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.6
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

     Common Stock, par value $.01 per share, of Specialty Teleconstructors, Inc. (the "Issuer"), the principal executive offices of which are located at 12001 State Highway 14 North, Cedar Crest, New Mexico 87008.

Item 2.  IDENTITY AND BACKGROUND.

     (a)-(f) This statement is filed by Tommie R. Carpenter, in his individual capacity (the "Reporting Person"). Mr. Carpenter is Chief Executive Officer of Microwave Tower Service, Inc., and his business address is at 4740 Ridge Drive NE, Salem, Oregon 97303. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 28, 1997, pursuant to a certain Agreement and Plan of Merger ("Merger Agreement") among Microwave Tower Service, Inc.("Microwave Tower"), each of the Shareholders of Microwave Tower Service, Inc., Speciality Teleconstructors, Inc. ("Issuer"), and MTS Acquisition, Inc. ("MTS"), the shareholders of Microwave Tower agreed to merge with Issuer. In return for such agreement to merge, the shareholders of Microwave Tower received forty-seven thousand six-hundred (47,600) shares of Common Stock, par value $.01 per share, of the Issuer in exchange for each share of Microwave Tower Common Stock, no par value. Pursuant to the Merger Agreement, the Reporting Person exchanged all of the 50 outstanding shares of Microwave Tower owned by him for a total of 2,380,000 shares of the Issuer's Common Stock.

Item 4.  PURPOSE OF TRANSACTION.

     Mr. Carepnter does not have any present plans or proposals which result to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Carpenter beneficially owns 2,380,000 shares of the Issuer's Common Stock, representing 30.6% of the class.

     (b) Of the shares of Common Stock beneficially owned by Mr. Carpenter, Mr. Carpenter has the sole power to vote, or to direct the vote of, and to dispose, or to direct the disposition of all 2,380,000 shares.

     (c) Except for shares of Common Stock issued as a result of the merger discussed in Item 3 above the Reporting Person has not effected a transaction in the Common Stock of the Issuer during the past sixty days.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR
         RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under the terms of the Merger Agreement, Mr. Carpenter is restricted in his ability to sell, pledge, transfer or otherwise dispose of Issuer's shares of Common Stock received in the Merger until such time as Issuer has published consolidated financial results that cover at least thirty (30) days of combined post-merger operations of Issuer and MTS. This restriction is in addition to restrictions on transfer as a result of the fact that the Common Stock received in the Merger has not been registered under the Securities Act of 1933 ("Securities Act") In addition, Mr. Carpenter has a right to have one-hundred thousand (100,000) of the shares of Common Stock registered under the Securities Act on a Form S-3 no later than forty-five (45) days after the closing of the Merger to permit public sales in non-underwritten transactions for a period of six (6) months, which may be extended by Reporting Persons to June 28, 1998.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     7.1 Agreement and Plan of Merger among Microwave Tower Service, Inc., each of the Shareholders of Microwave Tower Service, Inc., Speciality Teleconstructors, Inc., and MTS Acquisition, Inc., dated June 30, 1997.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       July 3, 1997                         TOMMIE R. CARPENTER
-------------------------                   ------------------------------------
          Date                              Tommie R. Carpenter

                                  EXHIBIT INDEX


Exhibit No.                  Description                              Sequential
                                                                       Page No.

7.1          Agreement and Plan of Merger among Microwave
             Tower Service, Inc., each of the Shareholders of Microwave Tower Service, Inc., Speciality
             Teleconstructors, Inc., and MTS Acquisition, Inc., dated June 28, 1997.